The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

December 13, 2012

Ms. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3611

Re:	Coil Tubing Technology, Inc.
Registration Statement on Form S-1
Filed October 16, 2012
File No. 333-184443

Dear Ms. Parker,

In response to your comment letter dated November 13, 2012, Coil Tubing Technology, Inc. (the “Company,” “CTT,” “we,” and “us”) has the following responses.

Registration Statement on Form S-1

General

1.	We note your statement on page 4 that you are an emerging growth company. Please include a statement to that effect on the prospectus cover page.

RESPONSE:

The Company has updated the cover page of the amended Registration Statement to disclose that the Company is an emerging growth company.

2.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Securities and Exchange Commission
December 13, 2012

RESPONSE:

The Company has advised us that they will provide the Staff copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. The Company has also advised us that they will supplementally provide the Staff with any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s offering.  The Company is not currently aware of the existence of any such written communications or research reports.

3.
We note your statement that the selling shareholders “will sell at prevailing market prices or privately negotiated prices on the OTC Pink Sheets Market, or on the OTC Bulletin Board, where we hope to quote our shares subsequent to this filing.”  Please revise your filing to state a fixed price per share, or a range of fixed prices per share, that will apply until your shares are quoted on the OTC Bulletin Board.

RESPONSE:

The Company has updated its disclosures to clarify that the securities offered in the Registration Statement will be sold at a fixed price of $3.25 per share, until the Company’s common stock is quoted on the OTC Bulletin Board and has also updated the registration fee table to be consistent with such fixed offering price.

Prospectus Summary, page 1

Plan of Operations, page 1

4.
We note your statement that “[w]e anticipate the need for approximately $11,000,000 in additional funding to support the planned expansion of our operations and acquisitions over the next twelve months ….”  We note that the figure is stated to be $10,000,000 on pages 12, 58 and 66 of your filing.  Please revise or explain the apparent inconsistency.

RESPONSE:

The Company clarified in the amended Registration Statement that it will require approximately $9,250,000 of additional funding to support planned expansion and acquisition activities over the next 12 months.

Securities and Exchange Commission
December 13, 2012

5.
We note your statement here and on page 58 that “[w]e anticipate the need for approximately … $11,500,000 in additional funding to support our planned expansion and acquisitions over the next 24 months ….”  We note that the figure is stated to be $15,000,000 on page 66 of the filing.  Please revise or explain the apparent inconsistency.

RESPONSE:

The Company clarified in the amended Registration Statement that it will require approximately $11,500,000 of additional funding to support planned expansion and acquisition activities over the next 24 months.

Description of Business Operations, page 46

Tools and Services, page 48

6.
Please enhance your disclosure by clarifying whether you currently offer each of the products that is listed and whether you have caused the products to be manufactured for you or have purchased them off the shelf.  If any of these products is in the process of being developed or is not currently available for sale or rental, please so indicate.

RESPONSE:

The Company has updated and enhanced its disclosures as requested.

Management ’s Discussion and Analysis, page 58

7.
Please provide a basis for your statement that “We have established a market share in competitive product markets of as much as 60%.”  Please also expand to disclose the “competitive products markets” to which you refer.

RESPONSE:

The Company has revised its prior statement to instead refer to a general “establish[ment] of a significant market share” and has clarified that the statement is based on management’s personal knowledge of the market for the Company’s products.

8.
We note your discussion on page 59 of plans to raise financing to acquire an Inspection and/or a Capillary Tool company, a Fishing Tool company and a Drilling tool rental company.  Please expand to discuss any steps you have taken to identify specific target companies, and whether you have in fact identified such companies.

Securities and Exchange Commission
December 13, 2012

RESPONSE:

The Company has updated its disclosures to clarify that it has not yet taken any steps to identify specific target companies and/or identified any target companies to date.

Certain Relationships and Related Party Transactions, page 69

9.
Please disclose the reasons for awarding the bonuses to Messrs. Jerry and Jason Swinford.  For example, if the bonuses were based on EBITDA for the prior calendar year, disclose the prior year’s EBITDA.  Provide similar disclosure in the risk factor entitled “Our Officers Receive Discretionary Bonuses…”

RESPONSE:

The Company has clarified that the bonuses were discretionary bonuses, not based on any revenue or EBITDA targets, but were instead granted at the discretion of the Board of Directors based on new technology developed for the Company by Jerry Swinford and on new sales generated by Jason Swinford during the 2011 and 2012 calendar years.

10.	Please disclose the services rendered by Messrs. Pohlmann and Callis that warranted the grant of options effective August 28, 2012.

RESPONSE:

The Company has updated the amended Registration Statement to clarify that the grant of Mr. Pohlmann’s options were in consideration for Mr. Pohlmann’s service on the Board of Directors from February 1, 2012 to August 28, 2012.  The Company has further clarified that the grant or Mr. Callis’ warrants, were not in consideration for services rendered as previously disclosed, but were instead in consideration for funding previously provided to the Company by Mr. Callis.

Description of Capital Stock, page 74

11.
We note your statement on page 75 that “Holdings has 1,000,000 shares of Series A Preferred Stock designated and outstanding …, which shares are still outstanding and are held by Jerry Swinford, our Executive Vice President and Chairman.”  However, on page 51, you state that Holdings is your “wholly-owned subsidiary.” Please clarify this apparent inconsistency.

RESPONSE:

The Company has recently taken steps to cancel the Series A Preferred Stock of Holdings (see also the response to Comment 14), and as such, has updated its disclosures throughout the registration statement to disclose the cancellation and to clarify where appropriate that the Company previously held 100% of the outstanding common stock shares of Holdings, whereas Mr. Swinford previously controlled the voting of Holdings through his ownership of the Series A Preferred Stock.

Securities and Exchange Commission
December 13, 2012

12.
We note your statement on page 75 that your “Series A Preferred Stock was cancelled.”  However, later on the same page, you refer to Grifco’s “option to purchase the Series A Preferred Stock of the Company for aggregate consideration of $100.”  Please clarify.

RESPONSE:

The Company has revised its prior disclosures to clarify that the option has expired, as the Series A Preferred Stock has previously been cancelled by the Company and the option has expired unexercised pursuant to its terms on November 30, 2012.

Financial Statements, page 82

Index to Consolidated Financial Statements, page F-1

13.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

RESPONSE:

The Company has updated its financial statements pursuant to Rule 8-08 of Regulation S-X in the amended Registration Statement filing.

Note 1: Business Overview and Summary of Significant Accounting Policies, page F-17

Basis of Presentation, page F-17

14.
Please explain to us the basis for your consolidation of your wholly-owned subsidiary, Coil Tubing Technology Holdings, Inc. (“Holdings”), which owns and controls substantially all of your assets and operations.  In this regard, we note that your executive vice president and chairman holds preferred stock of Holdings that gives him the right to vote 51% of the outstanding voting shares of Holdings on all shareholder matters, as discussed on page 14 and elsewhere in your filing. In your response, address the relevant accounting literature in FASB ASC 810-10, including ASC 810-10-25-2 through 25-14 and ASC 810-10-55-1.  Please expand your disclosure, as necessary.

RESPONSE:

The Company has explained the basis of its consolidation of Holdings and has addressed the relevant accounting literature as follows:

Securities and Exchange Commission
December 13, 2012

There is no precise definition of "control," as it applies to consolidation and related matters, in the authoritative accounting literature. ASC 850-10-20 states that control is the “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity through ownership, by contract, or otherwise” (see also SEC Regulation S-X, Rule 1-02(g)). ASC 810-10-15-8 indicates that owning more than 50 percent of the outstanding voting stock of a company will generally result in control and consolidation. However, because there are exceptions to this rule, conclusions about control should be based on an evaluation of the specific facts and circumstances.

The Company owns 100% of the common stock of Holdings and has exercised substantive participating control over Holdings since November 2005 when Holdings was acquired by the Company. Although the Series A Preferred Stock provided Mr. Swinford voting control over Holdings, since November 2010 (when the Company’s prior planned spin-off of Holdings was abandoned), he has not exerted any control over Holdings and has not voted or had occasion to vote the Series A Preferred Stock. The Board of Directors of the Company is comprised of Herbert C. Pohlmann, Mr. Jerry Swinford and Mr. Jason Swinford. The majority shareholder of the Company is Mr. Pohlmann.

The Company’s operations are, including its assets, performed predominantly through Holdings’ subsidiary Coil Tubing Technology, Inc., a Texas Corporation.

All significant transactions relating to the operations of Holdings and Coil Tubing Technology, Inc., a Texas corporation (its subsidiary) are and have been approved by the Company, which includes setting compensation for Mr. Jerry Swinford and Mr. Jason Swinford as well as providing the financing for the subsidiaries.

The Board of Directors of Holdings is comprised solely of Jerry Swinford. The Board of Directors of Holdings has not entered into any resolutions or taken any actions since approximately January 2011, which actions were taken at the direction of the Company. All corporate decisions (including those relating to Holdings and its subsidiaries) have been approved by the Board of Directors of the Company since November 2010 when Mr. Swinford sold the patents and entered into an employment agreement with the Company.

All corporate decisions are made at the Company level. Mr. Swinford is allowed to participate in all corporate decisions but ultimate authority for the majority of corporate decisions has resided with the Board of Directors and the Company’s largest shareholder, Mr. Pohlmann, since November 2010.

Securities and Exchange Commission
December 13, 2012

In the absence of participating rights held by other parties, the following conditions may indicate substantive control of an entity if there is no majority voting interest (note that significant judgment is required in the determination of whether an investor with less than a majority of the outstanding voting stock controls an investee). In the absence of a voting agreement with Mr. Swinford, the Company believes the following indicators support consolidation:

•	The Company holds a majority of total equity or "at risk" capital, resulting in potential influence beyond voting share percentage.
•	The Company has the ability to sell, lease, or otherwise dispose of the investee's assets (i.e., Holding’s) or to unilaterally enter into contracts or commitments on behalf of the investee.
•	The investor (i.e., the Company) has the ability to unilaterally set or significantly change the operating or capital policies of the investee, including budgets, in the ordinary course of business.
•	The investor's participating rights include selecting, terminating, or setting the compensation of investee management responsible for implementing the policies of the investee.

Mr. Swinford was originally issued the Series A Preferred Stock in order for him to more easily control Holdings in connection with the planned spin-off of Holdings into a separate entity; however, subsequent to the date of the termination of the spin-off, approximately March 2010, there has been no need or reason for Mr. Swinford to continue to control such securities.

As such, to clarify the Company’s position regarding the consolidation of Holdings’ financials and alleviate any issues with such consolidation, on December 5, 2012, the Company, Holdings and Mr. Swinford entered into an agreement pursuant to which Mr. Swinford agreed to cancel the Series A Preferred Stock of Holdings, effective as of November 2010.

Recent Sales of Unregistered Securities, page II-1

15.
We note the following parenthetical in the final paragraph on page II-3:  “(of which, in connection with the shares of common stock which he held as of the issuance date of such shares and the Convertible Promissory Notes which he held as of such issuance date.”  Please revise to make the meaning of this parenthetical clearer.

RESPONSE:

The Company has revised its previous disclosures to remove the erroneous reference to “(of which” and has clarified that the 761,408 shares issued to Mr. Pohlmann were issued “in connection with the shares of common stock which he held as of the issuance date of such shares and the Convertible Promissory Notes which he held as of such issuance date.”

Securities and Exchange Commission
December 13, 2012

Undertakings, page II-6

16.	We note that the undertakings you have provided are not in exactly the form required by Item 512 of Regulation S-K. Please revise the undertakings to bring them into compliance.

RESPONSE:

The Company has updated the undertakings to be in the form required by Item 512 of Regulation S-K.

Exhibit Index, page II-9

17.
We note that you are incorporating by reference multiple exhibits from your Form 10 filed January 23, 2012.  For each exhibit that you have incorporated by reference from a previous filing, specify the corresponding exhibit number from the previous filing.

RESPONSE:

The Company has updated the amended Registration Statement with the information requested.

Regards,

/s/ John S. Gillies
John S. Gillies
Associate